SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                         (Amendment No. __________){1}


                              @Entertainment, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  045920 10 5
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Not Applicable
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)
                              (Page 1 of 10 Pages)


**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.  045920 10 5                13D                   Page 2 of 10 Pages


  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kenneth N. Musen

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            0 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          1,554,145 shares (See Item 5)
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               0 shares

                 10    SHARED DISPOSITIVE POWER
                       1,554,145 shares (See Item 5)

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,145 shares (See Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /X/

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of @Entertainment, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   IDENTITY AND BACKGROUND.

     (a)  NAME:

          Kenneth N. Musen

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          Bergman, Horowitz & Reynolds, P.C.
          157 Church Street
          P.O. Box 426
          New Haven, Connecticut 06502

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is an attorney.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The reporting person is not reporting any purchases.

Item 4.   PURPOSE OF TRANSACTION.

          The reporting person is holding all of the shares of Common Stock beneficially owned by him for investment purposes. Based on his ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to him, offers for his shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of his present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person may be deemed to beneficially own 1,554,145 shares of Common Stock (including 821,145 shares which he may be deemed to have the right to acquire), representing approximately 4.7% of the 33,310,000 shares of Common Stock reported to be outstanding as of September 30, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

          This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 8,881,855 shares of Common Stock, or approximately 26.7% of the shares of Common Stock reported to be outstanding, owned by Polish Investments Holding L.P. ("PIHLP"), (i) 110,000 shares of Common Stock, or approximately 0.3% of the shares of Common Stock reported to be outstanding, beneficially owned by Cheryl A. Chase, (ii) 223,000 shares of Common Stock, or approximately 0.7% of the shares of Common Stock reported to be outstanding, beneficially owned by Arnold L. Chase, the brother of Cheryl A. Chase, (iii) 615,000 shares of Common Stock, or approximately 1.8% of the shares of Common Stock reported to be outstanding, beneficially owned by Rhoda L. Chase, the mother of Arnold L. Chase and Cheryl A. Chase, or (iv) 110,000 shares of Common Stock, or approximately 0.3% of the shares of Common Stock reported to be outstanding, beneficially owned by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries. Arnold L. Chase and Cheryl A. Chase may be deemed to be beneficial owners of the shares of Common Stock referred to in clause (i) of the immediately preceding sentence.

     (b) 733,000 of the shares of Common Stock to which this Schedule relates are owned by the Cheryl A. Chase Marital Trust (the "CACMT"), a trust of which the reporting person and Cheryl A. Chase are the joint trustees and Cheryl A. Chase and her children are the beneficiaries. As joint trustees for the CACMT, the reporting person and Cheryl A. Chase have the joint power to vote, direct the vote of, dispose of and direct the disposition of such 733,000 shares of Common Stock on behalf of the CACMT.

          821,145 shares of Common Stock to which this schedule relates are owned by PIHLP, a limited partnership which owns 9,703,000 shares of Common Stock. Chase Polish Enterprises, Inc. ("CPEI") is the sole general partner of PIHLP. As general partner, CPEI manages PIHLP, which includes directing the voting and disposition of the shares of Common Stock owned by PIHLP. Arnold L. Chase and Cheryl A. Chase each own 50% of the outstanding capital stock of CPEI and are its sole directors and executive officers. As a result of their control over the management of PIHLP, CPEI, Arnold L. Chase and Cheryl A. Chase may be deemed to share the power to direct the vote and disposition of the shares of Common Stock owned by PIHLP.

          PIHLP has a special class of partnership interests (the "Preferred PIHLP Interests") which entitle the holders to a pro rata right and preference to 1,050,000 of the shares of Common Stock held by PIHLP and any proceeds related thereto. These interests are held by PIHLP's limited partner, Cable Investments L.P. ("CILP"), and CPEI, as PIHLP's general partner. CILP has a special class of partnership interests (the "Preferred CILP Interests") which entitle the holders to a pro rata right and preference to all of the Preferred PIHLP Interests held by CILP, and any assets and/or proceeds derived therefrom. These interests are held by CPEI, as general partner, and Arnold L. Chase, the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust and Chase Cable LLC, as limited partners.

          As described in Item 6, below, the Preferred PIHLP Interests may be redeemed for the 1,050,000 shares of Common Stock to which they relate, and the Preferred CILP Interests, may be redeemed for the Preferred PIHLP Interests to which they relate. Alternatively, a holder of Preferred CILP Interests may direct CPEI, as general partner of both PIHLP and CILP, to redeem the related PIHLP Interests for shares of Common Stock. In addition, the holders of the preferred partnership interests may direct CPEI to effect the sale of the shares of Common Stock to which such interests relate while such shares are held by PIHLP or CILP. As a result of such rights, the holders of the Preferred PIHLP Interests and Preferred CILP Interests (and the trustees, managers and members of such holders) may be considered beneficial owners of the 1,050,000 of the shares of Common Stock held by PIHLP.

          The Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust and Chase Cable LLC hold Preferred CILP Interests relating to 821,145 of the shares of Common Stock owned by PIHLP. The reporting person is the Trustee of the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust and the Cheryl Chase Spray Trust, and the manager of Chase Cable LLC. As trustee of the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust and as manager of Chase Cable LLC, the reporting person may exercise the rights described in this paragraph with respect to such 821,145 shares of Common Stock. The reporting person may therefore be considered a beneficial owner of such 821,145 shares of Common Stock and may be deemed to share the power to direct the vote and disposition of such shares with such entities and with PIHLP, CPEI, Arnold L. Chase and Cheryl A. Chase.

          PIHLP and CILP are Delaware limited partnerships whose purpose is to hold investments for the benefit of their respective partners. CPEI is a Delaware corporation whose principal business is serving as general partner of PIHLP and CILP. The address of PIHLP, CILP and CPEI is c/o Chase Enterprises, One Commercial Plaza, Hartford, Connecticut 06103-3585.

          The Sandra Chase Grantor Trust is a trust of which the reporting person is the trustee and Sandra M. Chase, the wife of Arnold L. Chase, is the beneficiary. The Arnold Chase Spray Trust is a trust of which the reporting person is the trustee and Arnold L. Chase and his children are the beneficiaries. The Cheryl Chase Spray Trust is trust of which the reporting person is the trustee and Cheryl A. Chase and her children are the beneficiaries. Each such trust was formed under the laws of the state of Connecticut. The address of each of these trusts is c/o Kenneth N. Musen, Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502.

          Chase Cable LLC is a Delaware limited liability company of which Arnold L. Chase and Cheryl A. Chase are the members and the reporting person is the manager. Its principal business is holding investments. Its address is c/o Kenneth N. Musen, Bergman, Horowitz & Reynolds, P.C., 157 Church Street, P.O. Box 426, New Haven, Connecticut 06502.

          During the past five years, none of PIHLP, CILP, Cheryl A. Chase, Arnold L. Chase, the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust, or Chase Cable LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of such persons or entities has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) There have been no transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days.

     (d) The reporting person and Cheryl A. Chase, as joint trustees for the CACMT, have the sole right to receive or direct the receipt of dividends from, and the proceeds from the sale of 733,000 shares of Common Stock beneficially owned by the reporting person. As a result of the relationships described in Item 5(b), PIHLP, CPEI, Arnold L. Chase, Cheryl
A. Chase , the Sandra Chase Grantor Trust, the Arnold Chase Spray Trust, the Cheryl Chase Spray Trust and Chase Cable LLC may be deemed to share the power to direct the receipt of dividends from, and the proceeds from the sale of 821,145 of the shares of Common Stock beneficially owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated June 22, 1997, as amended by an amendment thereto (the "Amendment to Registration Rights Agreement"), dated as of June 22, 1997, each among the Company, PIHLP, ECO Holdings III Limited Partnership ("ECO"), Roger M. Freedman, Steel LLC, the AESOP Fund, L.P. and the CACMT, the Company has granted the other parties to the Registration Rights Agreement certain registration rights with respect to the Common Stock held by them. In particular, PIHLP and ECO have the right, beginning after March 29, 1999, to demand that the Company register their shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). Each of PIHLP and ECO can make three such demands. PIHLP and ECO also have the right, beginning after March 29, 2001, to demand that the Company register their shares of Common Stock in a shelf registration pursuant to Rule 415 under the Securities Act. Each of PIHLP and ECO can make one such demand. In addition, all of the parties to the Registration Rights Agreement have the right to have their shares of Common Stock included in certain registrations of the Company's securities which are effected by the Company. All such registration rights expire on March 29, 2004, and are subject to certain limitations and conditions contained in the Registration Rights Agreement.

          Pursuant to a letter agreement (the "PIHLP Letter Agreement"), dated March 24, 1998, between CPEI, as general partner of PIHLP, and all of the limited partners of PIHLP, CPEI, as general partner of PIHLP, has agreed that, upon the request of CILP, as holder of the limited Preferred PIHLP Interests, CPEI will (i) redeem the Preferred PIHLP Interests for the shares of Common Stock to which they relate or (ii) effect the sale of such shares of Common Stock while such shares are held by PIHLP. The other limited partners of PIHLP have agreed in such letter agreement not to interfere with such transactions or with certain redemptions, withdrawals, liquidations or transfers of Preferred PIHLP Interests. At the time the PIHLP Letter Agreement was entered into, there were Preferred PIHLP Interests relating to 1,650,000 shares of Common Stock. As of the date hereof, the outstanding Preferred PIHLP Interests relate to 1,050,000 shares of Common Stock.

          Pursuant to a letter agreement (the "CILP Letter Agreement"), dated March 24, 1998, between CPEI, as general partner of PIHLP and CILP, and all of the limited partners of CILP, CPEI, as general partner of PIHLP and CILP, has agreed that, upon the request of a holder of Preferred CILP Interests, CPEI will (i) redeem the Preferred CILP Interests for the Preferred PIHLP Interests to which they relate, (ii) redeem such Preferred PIHLP Interests for shares of Common Stock and then redeem the Preferred CILP Interests for such shares of Common Stock, or (iii) effect the sale of the shares of Common Stock to which the holder's Preferred CILP Interests relate while such shares are held by either PIHLP or CILP. The other limited partners of CILP have agreed in such letter not to interfere with such transactions or with certain redemptions, withdrawals, liquidations or transfers of Preferred CILP Interests. At the time the CILP Letter Agreement was entered into, there were Preferred CILP Interests relating to 1,633,000 shares of Common Stock. As of the date hereof, the outstanding Preferred CILP Interests relate to 1,033,000 shares of Common Stock.

          The foregoing description of the Registration Rights Agreement, Amendment to Registration Rights Agreement, PIHLP Letter Agreement and CILP Letter Agreement is subject to, and is qualified in its entirety by reference to, the Registration Rights Agreement, Amendment to Registration Rights Agreement, PIHLP Letter Agreement and CILP Letter Agreement, each of which is filed as an exhibit to this Statement on Schedule 13D.

          Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Registration Rights Agreement

     (2)  Amendment to Registration Rights Agreement

     (3)  PIHLP Letter Agreement

     (4)  CILP Letter Agreement

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 11, 1999                /s/ Kenneth N. Musen
                                           --------------------------
                                           Kenneth N. Musen